Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

March 27, 2024

FILED AS EDGAR CORRESPONDENCE

Rebecca Marquigny, Esq

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Ms. Marquigny:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 351, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 355, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Rayliant SMDAM Japan Equity ETF (the “Fund”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Rayliant Asset Management (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

1.	Comment. Please put into bold font the second sentence of the disclosure preceding the fee table in the “Fund Fees and Expense” section.

Response. The requested change has been made.

2.	Comment. With respect to the fee table in the “Fund Fees and Expense” section, please explain supplementally how the Trust estimated Other Expenses and determined it was a reasonable estimate for the current fiscal year.

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103-3007 United States	+1.215.963.5000 +1.215.963.5001

Rebecca Marquigny, Esq.

March 27, 2024

Response. The Trust estimated Other Expenses based on a review of sample portfolio holdings for the Fund. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

3.	Comment. In the “Fund Fees and Expenses” section, please confirm that the “Example” figures only include capped expenses for the period described in Footnote 2 to the “Annual Fund Operating Expenses” table.

Response. The Trust confirms that the “Example” figures reflect capped expenses for the period described in Footnote 2 to the “Annual Fund Operating Expenses” table.

4.	Comment. On January 19, 2024, the Staff of the SEC’s Division of Investment Management published a statement providing its views regarding ETFs’ disclosure of foreign currency holdings on their website as needed to comply with the daily portfolio holdings disclosure requirements of Rule 6c-11 under the 1940 Act (the “Staff Statement”). Given the Fund’s expected exposure to Japanese equity holdings, the Staff believes that the guidance set forth in the Staff Statement is applicable to the Fund. Accordingly, please confirm supplementally that the Trust (i) has reviewed the Staff Statement; and (ii) will disclose the Fund’s daily portfolio holdings on the Fund’s website consistent with the guidance set forth in the Staff Statement to satisfy the requirements of Rule 6c-11.

Response. The Trust confirms that it (i) has reviewed the Staff Statement and (ii) will disclose the Fund’s daily portfolio holdings on the Fund’s website consistent with the guidance set forth in the Staff Statement.

5.	Comment. In the “Principal Investment Strategies” section:

(i). The Staff notes that the last sentence of the second paragraph states that “For clarity, the Sub-Adviser may rely on only one criterion to determine an issuer’s location even if other criteria may indicate a different location.” Please (a) supplementally explain the circumstances contemplated by the last sentence. In particular, please provide an example showing when one of the first two criterion would suggest that an issuer is located in one country while one of the last two criterion would suggest that an issuer is located in a different country; and (b) explain supplementally how an issuer that satisfies one of the first two criterion set forth in this paragraph relating to the country in which an issuer is organized, has a principal place of business, or has the primary trading markets for its securities, but that doesn’t satisfy one of the last two criterion set forth in this paragraph relating to the country in which the issuer derives at least 50% of its assets or revenue, would satisfy the requirement that a company be economically tied to Japan.

Response. (a) Below are some examples showing when one of the first two criterion would suggest that an issuer is located in one country while one of the last two criterion would suggest that an issuer is located in a different country:

- A company that derives 51% of its revenue from Japan but is headquartered or even listed in a non-Japanese region (e.g. UK). Luxury goods companies traded, headquartered and listed on European stock exchanges are deriving more of their overall group revenues from Asia regions, including Japan, and in this case the company would be deemed to be economically tied to Japan base on the revenue derived from Japan even though it is headquartered or listed in a non-Japanese region.

- A company that is organized under the laws of, or has its principal office in Japan, and either derives much of its revenues from outside Japan, or has built infrastructure, has meaningful assets or made meaningful investments in its business outside of Japan (e.g. factories). In this case, the company would also be deemed to be economically tied to Japan as the Sub-Adviser believes that an investment in such company would have exposure to the economic fortunes and risks of Japan. Although global markets are increasingly interconnected, issuers may be affected by the macroeconomic trends affecting their countries of organization, such as fluctuations in gross domestic product, rates of inflation, capital reinvestment, and resources. Similarly, investments in an issuer organized under the laws of Japan may expose the Fund to various risks associated with that country, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability.

(b) In the release proposing Rule 35d-1 under the 1940 Act (the “Fund Names Rule”), the SEC stated that, in order to satisfy the proposed Fund Names Rule, a fund would be required to have a fundamental policy to invest at least 80% of its assets in securities of issuers tied economically to the particular country or geographic region identified by its name.1 The SEC identified three criteria, any one of which the SEC believed to be sufficient for determining whether the securities of an issuer were “tied economically” to a particular country or geographic region: (i) securities of issuers that are organized under the laws of the country or of a country within the geographic region suggested by the Fund’s name or that maintain their principal place of business in that country or region; (ii) securities that are traded principally in the country or region suggested by the Fund’s name; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of their revenues or profits from goods produced or sold, investments made, or services performed in the country or region suggested by the Fund’s name or that have at least 50% of their assets in that country or region.2

[1]	Investment Company Names, Investment Company Act Release No. 22530 (Feb. 27. 1997).

[2]	Id.

Rebecca Marquigny, Esq.

March 27, 2024

The SEC further noted in the proposing release that “[s]ubstantially the same 3 criteria have been used to date by the Division [of Investment Management] to determine whether names of investment companies that focus their investments in particular countries or geographic regions are consistent with section 35(d).” In the adopting release for the Fund Names Rule, the SEC stated that its “economically tied” test, including the specific criteria enumerated in the proposing release, was too restrictive because there may be additional securities that would not meet any of the criteria but would “expose an investment company to the economic fortunes and risks of the country or geographic region indicated in [its] name.”3

The Trust notes that the SEC’s own proposed criteria described above would have been satisfied by meeting either of the first two criterion set forth in the Fund’s prospectus.

The Trust further notes that in the SEC’s adopting release for the recent amendments to the Fund Names Rule, the SEC specifically acknowledged that while certain funds have 80% policies that consider whether an issuer has at least 50% of revenue from a particular region or country, other funds have 80% policies that consider some other nexus to the region, such as an issuer’s domicile or primary trading market, and that each example demonstrates the flexibility that fund managers have in developing definitions of the terms used in a fund’s name:

“For instance, for fund names that reference a particular region or country, it is often not immediately apparent based on the terms in a fund’s name whether the fund invests in issuers that are domiciled in the specific region, have a large presence in the region, or have some other nexus to the region. An investor may generally understand what constitutes “Latin America,” and seek out a “Latin American” fund, but different portfolio managers may apply different definitions of what specifically “Latin America” means in practice for their fund because definitions of “Latin America,” using plain English or industry use of the term, can reasonably differ.

For example, a “Latin America” fund offered by one adviser has an 80% investment policy to invest in securities of issuers that derive at least 50% of revenue from Latin American markets (defined to include Spanish-speaking islands in the Caribbean), without consideration of the issuers’ domicile, headquarters, or primary trading market. In contrast, another “Latin America” fund managed by a different adviser has a policy to invest at least 80% in securities of issuers that are domiciled in Latin America (defined to exclude Mexico and Caribbean islands), that derive significant revenues from Latin America, or the securities trade on exchanges located in Latin America. Each of these examples is consistent with the plain English or industry use of the term and demonstrates the flexibility the final amendments will provide to fund managers in developing definitions of the terms used in a fund’s name.”4

[3]	Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (emphasis added).

[4]	Investment Company Names, Investment Company Act Release No. 35000 (Sep. 20, 2023).

Rebecca Marquigny, Esq.

March 27, 2024

For all of these reasons, the Trust respectfully believes that an issuer that satisfies one of the first two criterion set forth in the referenced paragraph of the Prospectus would satisfy the requirement that a company be economically tied to Japan, and that this approach is consistent with the Fund Names Rule and contemplated by the SEC in prior releases relating to the Fund Names Rule.

(ii). In the third paragraph, please explain in greater detail how the Fund’s portfolio allocations to common and preferred stocks are determined by the Sub-Adviser.

Response. The following disclosure has been added in response to this comment: “The Fund’s portfolio allocations to common and preferred stocks are determined by the Sub-Adviser based upon current and relative yield and the potential total return of these securities relative to their investable universe.”

(iii). In the third sentence of the third paragraph, please explain the rationale for using derivatives to equitize cash positions and indicate why the Sub-Adviser prefers futures contracts for this purpose.

Response. The following disclosure has been added in response to this comment: “The Fund will utilize futures contracts because they not only provide equity exposure to the Fund’s cash balance, but also provide increased flexibility in responding to client cash flow needs (e.g., redemptions). Additionally, because it can be less expensive to trade a list of securities as a package or program trade rather than as a group of individual orders, futures provide a means through which transaction costs can be reduced.”

(iv). The Staff notes that the third paragraph of the “Principal Investment Strategies” section groups mid-and large-capitalization securities together (“The Fund may invest in securities of companies with any market capitalization with a particular focus on mid- and large-capitalization securities”), while the “Principal Risks” section groups small- and medium capitalization securities together in the “Small and Medium Capitalization Companies Risk” paragraph. In light of this, please indicate in the “Principal Investment Strategies” section the capitalization ranges that correspond to small, medium and large capitalization companies.

Response. The Trust is not aware of any legal requirement to include the requested disclosure in a fund’s registration statement where the fund’s name does not suggest a focus on investments in securities of issuers in a certain capitalization range. Therefore, the Trust respectfully declines to make the requested change. However, in response to this comment, “Small and Medium Capitalization Companies Risk” in the “Principal Risks” section has been deleted and replaced with separate “Small Capitalization Companies Risk” and “Medium Capitalization Companies Risk” paragraphs.

Rebecca Marquigny, Esq.

March 27, 2024

(v). In the third paragraph, if the fund principally uses depositary receipts to manage currency volatility, please state that directly. Otherwise, please clarify how depositary receipts are central to achieving the Fund’s investment objective of seeking long-term capital appreciation.

Response. References to depositary receipts have been removed from the “Principal Investment Strategies” section of the prospectus. Accordingly, no additional changes have been made in response to this comment.

(vi). The Staff notes that the third paragraph of the “Principal Investment Strategies” section states that the Fund may invest up to 20% of its net assets in debt securities. Please (a) explain how the Fund’s investments in debt securities will support the Fund’s investment objective of seeking long-term capital appreciation; and (b) explain in greater detail how the Fund’s portfolio allocations to foreign and domestic debt securities will be determined by the Sub-Adviser.

Response. References to debt securities have been removed from the “Principal Investment Strategies” and “Principal Risks” sections of the prospectus. Accordingly, no additional changes have been made in response to this comment.

(vii). In the third paragraph, please explain in greater detail the circumstances in which the Sub-Adviser may determine to allocate a substantial portion of the Fund’s assets to a particular sector.

Response. The following disclosure has been added in response to this comment: “For instance, the Fund may allocate a substantial portion of its assets to a particular sector based on the high conviction of its portfolio managers, or as a result of stock selection.”

6.	Comment. In the “More Information about the Fund’s Investment Objectives Strategies” section, please describe in greater detail the criteria used/factors considered by the Sub-Adviser to determine whether a company has demonstrated that it (i) has established competitive and advantageous positions in growing markets and segments where demand is rapidly rising; (ii) has distinctive business models that create new markets where the Sub-Adviser determines that competition does not exist and enjoy substantial marginal profits; and (iii) is able to ignite new demand by developing new products and services which the Sub-Adviser determines did not exist previously. Where appropriate, please consider including concrete examples to illustrate these concepts.

Response. The following disclosure has been added in response to this comment: “To identify companies falling under any of the three perspectives outlined above, the Sub-Adviser initially identifies growth fields (themes) and related companies expected to expand in the market over the next three to five years. Subsequently, the Sub-Adviser assesses a company's competitiveness through interviews with representatives from the company itself, considering factors such as market growth potential and competitive environment. Qualitative evaluations focus on determining whether the company possesses a structure conducive to sustainable profit growth, while quantitative evaluation examines growth potential, such as sales and profit growth rates, as well as profitability metrics like profit margin.”

Rebecca Marquigny, Esq.

March 27, 2024

7.	Comment. In the “Principal Risks” section:

(i). In the “Liquidity Risk” paragraph, please add the language that is included in the corresponding Item 9 paragraph that “transactions in illiquid securities may entail transaction costs that are higher than those for transactions in liquid securities.”

Response. The requested change has been made.

(ii). The Staff notes that the Item 9 risk disclosure includes both “Management Risk” and “Active Management Risk,” while the Item 4 risk disclosure includes only “Active Management Risk.” Please revise these sections for consistency.

Response. In response to this comment, “Management Risk” has been added to the “Principal Risks” section.

(iii). In the “Risk of Investing in Japan” disclosure, the staff notes that the eighth sentence repeats language found in the sixth sentence. Please consider consolidating or deleting the repetitive language.

Response. The eighth sentence in the referenced paragraph has been deleted.

(iv). In the “American Depositary Receipts Risk” paragraph, please also address the Fund’s investments in EDRs and GDRs that are discussed in the “Principal Investment Strategies” section. If the Fund can invest in unsponsored instruments, please specify the risks associated with the unsponsored instruments.

Response. References to depositary receipts have been removed from the “Principal Risks” section of the prospectus. Accordingly, no additional changes have been made in response to this comment.

(v). Under “ETF Risks – Trading Risk,” please address the risk implications if all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are trading is open.

Response. The Trust notes that in the “More Information about Risk” section, under “ETF Risks – Trading Risk,” the Fund includes an expanded discussion of the principal risks summarized in this section, and discloses that “Where all or a portion of the Fund’s underlying securities trade in a market that is closed when the market in which the Fund’s shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund’s domestic trading day. This in turn could lead to differences between the market price of the Fund’s shares and the underlying value of those shares.” Accordingly, the Trust believes that the current risk disclosure in the Prospectus appropriately addresses the referenced risk implications, and respectfully declines to make any changes in response to this comment.

(vi). Under “ETF Risks – Trading Risk,” please consider clarifying that the Fund’s bid/ask spread may widen if the Fund’s underlying investments become less liquid or illiquid, and why that would result in an investor paying more or receiving less than the underlying value of the Fund shares bought or sold.

Rebecca Marquigny, Esq.

March 27, 2024

Response. In response to this comment, the following changes have been made to the referenced paragraph:

Trading Risk — Shares of the Fund may trade on NYSE Arca, Inc. (the “Exchange”) above or below their NAV. The NAV of shares of the Fund will fluctuate with changes in the market value of the Fund’s holdings. The market prices of the Fund’s shares will fluctuate continuously throughout trading hours based on market supply and demand and may deviate significantly from the value of the Fund’s holdings, particularly in times of market stress, with the result that investors may pay more or receive less than the underlying value of the Fund shares bought or sold. In addition, although the Fund’s shares are currently listed on the Exchange, there can be no assurance that an active trading market for shares will develop or be maintained. Trading in Fund shares may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in shares of the Fund inadvisable. In stressed market conditions, the market for the Fund’s shares may become less liquid in response to deteriorating liquidity in the markets for the Fund’s underlying portfolio holdings. These factors, among others, may lead to the Fund’s shares trading at a premium or discount to their NAV and bid-ask spreads may widen. If a shareholder purchases at a time when the market price of the Fund is at a premium to its NAV or sells at time when the market price is at a discount to the NAV, the shareholder may sustain losses.

(vii). Under “Valuation Risk,” please disclose the context in which valuation risk is expected to arise with respect to the Fund and discuss the potential impact on share price and a shareholder’s investment.

Response. In response to this comment, the following changes have been made to the referenced paragraph:

Valuation Risk — The risk that a security may be difficult to value. The Fund may value certain securities at a price higher than the price at which they can be sold, particularly for securities that trade in low value or volatile markets or that are valued using a fair value methodology (such as during trading halts). Because foreign exchanges may be open on days when the Fund does not price its shares, the value of the securities in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's shares.

(viii). Under “Sector Risk,” please revise as appropriate in light of any revisions made to the “Principal Investment Strategies” section in response to Comment 7(vii) above.

Response. The following revisions have been made to the referenced paragraph:

Sector Focus Risk — Because the Fund may, from time to time, be more heavily invested in particular sectors based on, for instance, the high conviction of its portfolio managers, or as a result of stock selection, the value of its shares may be especially sensitive to factors and economic risks that specifically affect those sectors. As a result, the Fund’s share price may fluctuate more widely than the value of shares of a fund that invests in a broader range of sectors.

Rebecca Marquigny, Esq.

March 27, 2024

8.	Comment. In the section titled "More Information about the Fund's Investment Objective and Strategies," please include "Principal" before "Strategies."

Response. The requested change has been made.

9.	Comment. In the section titled "More Information about Risk" please include "Principal" before "Risk" and replace “Risk” with “Risks.”

Response. The requested changes have been made.

Comments on the Statement of Additional Information

10.	Comment. In the “Acceptance of Order and Creation Units” section, please delete: (i) the word “absolute” in the first sentence of the first paragraph; (ii) sub-sections “d” and “f” of the first paragraph; and (iii) the last paragraph of this section.

Response. (i) The requested change has been made. (ii) The requested change has been made. (iii) The Trust acknowledges the Staff’s view that suspending the issuance of creation units may have a negative effect on an ETF’s arbitrage mechanism and thus considers certain disclosures to be overly broad and run counter to the Staff’s view. The Trust respectfully does not believe that the last paragraph of this section is contrary to the Staff’s position. Rather, the first paragraph of this section discloses the circumstances under which the Trust may reject a creation unit order, and the last paragraph clarifies that the Trust, and not another party to the transaction, has the sole authority to resolve “[a]ll questions as to … the validity, form, eligibility and acceptance for deposit of any securities to be delivered” in connection with the issuance of a creation unit. That is, the last paragraph clarifies that the Trust has sole authority to make certain determinations regarding a creation unit, but it does not broaden the circumstances under which the Trust may reject a creation unit order. Accordingly, the Trust respectfully declines to make the requested change.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London
Brian T. London